Ms. Kate Tillan

Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington D.C. 20549

U.S.A.

Date:	29th April 2010
Phone:	+49 241 8909-114
Fax:	+49 241 8909-32

Re:         AIXTRON Aktiengesellschaft

Form 20-F for the Fiscal Year Ended December 31, 2009

Filed March 10, 2010

File No. 000-51196

Dear Ms. Tillan:

This letter sets forth the response of AIXTRON Aktiengesellschaft (the “Company” or “we” or “our”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 5, 2010, with respect to the Company’s Form 20-F for the Fiscal Year Ended December 31, 2009.  For ease of reference, each comment contained in the Staff’s letter is printed below and is followed by the Company’s response.

Item 15, Controls and Procedures, page 63

1.     Comment: We note your disclosure regarding your officers’ conclusions about the effectiveness of the Company’s disclosure controls and procedures. While you are not required to include the definition of disclosure controls and procedures in your conclusion, when you do, all of the language that appears following the word “effective” in your conclusion must be consistent with and not modify the language that appears in the definition of “disclosure controls and procedures” set forth in Rule 13a-15(e) of the Exchange Act. Alternatively, you may remove that definition in future filings, including any amendments.

In response to your comment we propose to amend our 2008 and 2009 Form 20-F to remove the definition of disclosure controls and procedures.

2.     Comment: You disclose on page F-6 that the audited financial statements included in your Form 20-F beginning on page F-1 are presented in accordance with IFRS. As such, management’s assessment of the effectiveness of your internal control over financial reporting in accordance with U.S. GAAP does not appear appropriate or consistent with the disclosures required by Item 308 of Regulation S-K. We noted similar disclosure in your December 31, 2008 Form 20-F. Please amend your December 31, 2008 and December 31, 2009 Forms 20-F to include management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of the end of the Company’s most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective.

We respectfully submit that management’s assessment of the effectiveness of the Company’s internal control over financial reporting included in the December 31, 2008 and December 31, 2009 Forms 20-F relate to financial reporting in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.  We acknowledge that the reference to “U.S. GAAP” was an inadvertent oversight in the text of the Management’s Report on Internal Control over Financial Reporting in Item 15.

In response to your comment we propose to amend our 2008 and 2009 Form 20-F to remove the reference to US-GAAP and include management’s assessment of the effectiveness of our internal control over financial reporting in accordance with IFRS.

3.     Comment: Further, while you are not required to include the definition of internal control over financial reporting in your conclusion, when you do, all of the language that appears following the word “effective” in your conclusion must be consistent with and not modify the language that appears in the definition of “internal control over financial reporting” set forth in Rule 13a-15(f) of the Exchange Act. Alternatively, you may remove that definition in future filings including any amendment.

In response to your comment we propose to amend our 2008 and 2009 Form 20-F to remove the definition of internal control over financial reporting.

4.     Comment: We note that you refer to your independent registered accounting firm’s attestation report on the effectiveness of your internal control over financial reporting as of December 31, 2009. However, we do not see where you have included this attestation report within your filing. We note that you similarly omitted an attestation report on the effectiveness of your internal control over financial reporting as of December 31, 2008 within your 2008 Form 20-F. Please amend both your December 31, 2008 and December 31, 2009 Forms 20-F to include your independent registered accounting firm’s attestation report on the effectiveness of your internal control over financial reporting as of December 31, 2008 and December 31, 2009. Refer to Item 15(c) of Form 20-F.

We respectfully submit that, prior to our filing of the December 31, 2008 and 2009 Forms 20-F we had obtained from Deloitte & Touche GmbH, attestation reports on the effectiveness of our internal control over financial reporting as of December 31, 2008 and December 31, 2009, respectively.  We acknowledge that the attestation reports were inadvertently omitted from the December 31, 2008 and December 31, 2009 Forms 20-F.

In response to your comment we propose to amend our 2008 and 2009 Form 20-F to include our independent registered accounting firm’s attestation report on the effectiveness of our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm, page 68

5.     Comment: The first paragraph of the report refers to the audits of the December 31, 2009, 2008 and 2007 consolidated statements of financial position. The third opinion paragraph only opines on the December 31, 2009 and 2008 consolidated statements of financial position. On page F-3, you present consolidated statements of financial position for all three years and the balance sheet as of December 31, 2007 is not marked as unaudited. Please amend your Form 20-F to include an audit report for all audited periods. Please refer to requirements of Item 8.A.2 and the instructions thereto.

We respectfully submit that Deloitte & Touche GmbH, our independent registered public accounting firm, had issued an audit report opining on the consolidated statement of financial position of the Company as of December 31, 2009, 2008 and 2007 and the related consolidated income statement, consolidated statement of cash flow and consolidated statement of changes in equity, for each of the three years in the period ended December 31, 2009.  We acknowledge that the text of the audit report included in the 2009 Form 20-F inadvertently omitted the reference to 2007 in the opinion paragraph.

In response to your comment we propose to amend our 2009 Form 20-F to include an amended report of our independents auditors to cover all audited periods presented in the financial statements.

6.     Comment: Please have your auditors revise their report to include a conformed signature that is consistent with the guidance provided in Item 302 (a) of Regulation S-T.

In response to your comment we propose to amend our 2009 Form 20-F to include the conformed signature from our auditors.

Financial Statements , page F-1

Consolidated Income Statement, page F-1

7.     Comment:  Since you classified expenses by function in your consolidated income statement, please explain to us how you considered the additional disclosures required under paragraphs 104 — 105 of IAS 1.

We considered the additional disclosure requirements of paragraphs 104-105 of IAS 1 to disclose depreciation, amortization and employee benefit expenses. We believe that these disclosure requirements have been met by our disclosures of depreciation in note 12, amortization in note 13 and employee benefits expense in note 8 of our Financial Statements.

Note 2. Significant Accounting Policies, page F-6

-(a).  Companies Included in Consolidation, page F-6

8.     Comment: We note here and on page F-42 that you consolidate seven significant companies, in which you have 100% direct shareholding or control. Please tell us if you have other subsidiaries that you did not include in your consolidated financial statements and, if so, why they were not included.

In response to your comment we inform the Staff that we have two other subsidiaries, Nanoinstruments Ltd (U.K.) and Dotron GmbH (Germany), which were excluded from consolidation, since they were considered immaterial. Nanoinstruments Ltd is a dormant company with balance sheet total of £104 as of December 31, 2009 and no transactions during 2009; Dotron GmbH is inactive and has a balance sheet total of €21,775 and transactions of €208, which was simply a legally required trade register subscription, in the year. The significance of these entities was similar in 2008 and 2007.

9.     Comment: We note that your items of property plant and equipment are stated at cost, plus ancillary charges. Please tell us in more detail the nature of the ancillary charges that you capitalize as part of property plant and equipment and how these costs comply with the costs outlined in paragraphs 16 — 17 of IAS 16.

In response to your comment we inform the Staff that the nature of the capitalized ancillary charges are:

a.     The initial estimate of the cost of dismantling and removing items which have been used in our development facilities

b.     Costs of employee benefits arising directly from the construction or acquisition of the item of property, plant and equipment, for example in self-constructed systems which we have capitalised

c.     Delivery costs of items which have been capitalised

d.     Installation costs of equipment which is used in our development facilities

e.     Professional fees, for example architects fees associated with buildings we occupy.

The Company believes that these items are consistent with the guidance outlined in paragraphs 16 and 17 of IAS 16.

10.  Comment:  Please tell us and revise your future filings if you review the residual value and the useful life of these assets at least at your fiscal year end. Refer to the guidance in paragraph 51 of IAS 16.

In response to your comment we inform the Staff that it is our policy to review residual values and the useful life of assets at the year end or more frequently if circumstances arise that are indicative of a change. We propose to amend our future filings to disclose this policy in our significant accounting policies in future filings. No material adjustments have been made to residual values during the periods presented in our 2009 financial statements.

11.  Comment: Please tell us and disclose in future filings how you determine the amount to recognise as a provision for onerous contracts. Tell us how you considered the guidance in paragraphs 66 — 69 of IAS 37.

In response to your comment we inform the staff that the amount we recognise as a provision for onerous contracts is determined as the excess of the unavoidable costs of meeting the obligations under the contract over the economic benefits expected to be received. Before making that provision any impairment loss that has occurred on assets dedicated to that contract are recognised. The provision is discounted to present value if the adjustment is material. Provisions recorded relating to onerous contracts as of December 31 2009 and 2008 amounted to €1,182k and €1,530k, respectively. We propose to disclose our policy regarding onerous contracts in future filings.

12.  Comment: Please tell us about your analysis of the economic characteristics and other factors about your operating segments in determining that they may be aggregated under paragraph 12 of IFRS 8

In response to the Staff’s comment we inform the Staff that the Company only has one operating segment, since the Company’s executive board, which we consider to be the chief operating decision maker (“CODM”), reviews financial information at a consolidated group level on a monthly basis, since the various activities of the company are largely integrated from an operational perspective. Separate information regarding silicon and compound semiconductor technologies is available; however, this information is solely prepared for the purpose of performing a periodic evaluation of goodwill impairment, since these activities are considered cash generating units. However, the CODM does not use this information to make decisions about resources to be allocated or assess the performance of these activities individually, nor does the Company’s management structure reflect a distinction between these activities. We, therefore do not believe that the Company’s silicon and compound activities meet the definition of a separate operating segment as defined in paragraph 5 of IFRS 8.

However, the Company believes that the reasons stated in the second paragraph of Note 3 to our Financial Statements, to explain why the Company’s business is presented as one segment is inaccurate, since the Company was a one segment business based on paragraph 5 of IFRS 8 as discussed above, and not based on the aggregation criteria provided in paragraph 12 of IFRS 8.

Since this inaccuracy has not resulted in inappropriate segment disclosure by the company in its 2009 20-F, we do not consider the inaccurate statements in Note 3 of the 2009 20-F to be material. We therefore propose to revise our disclosure in future filings, to state the correct reasons for presenting the business as one segment if still applicable at that time and as described in the first paragraph of this response.

13.  Comment:  Please tell us and disclose in future filings the carrying amount of goodwill allocated to each cash generating unit for which disclosure is required under paragraph 134 (a) of IAS 36. Please also tell us how you considered the disclosures required under paragraph 134 (d) of IAS 36 related to both your silicon semi-conductor and compound semi-conductor cash generating units.

In response to the Staff’s comment we inform you that the carrying amount of goodwill allocated to each cash generating unit for which disclosure is required under paragraph 134 (a) of IAS 36 is:

Silicon Semiconductor Technologies (SST)	€46,821k
Compound Semiconductor Technologies (CST)	€11,454k
Total Goodwill	€58,275k

The amounts are disclosed in Note 13 of the Financial Statements under the heading of Impairment of Goodwill.

We considered the disclosures required under paragraph 134 (d) of IAS 36, and provided these disclosures in Note 13 of the financial statements, as follows:

(i) the key assumptions were considered on the basis of those factors to which the projections would be most sensitive, gross margins and selling prices.

(ii) we described management’s approach to determining the values of the key factors that are used in the calculation as based on budgeted projections, or external analysis of historical trends, or management’s best estimates as described in the note.

(iii) we described that the reason that a longer than 5 year projection was used was because it takes into account the whole product life cycle.

(iv) we disclosed the growth rate used to extrapolate the cash flow projections; 2%.

(v) we disclosed the discount rate used in each cash flow projection; 9.41%.

We acknowledge that some of the disclosure regarding the way in which the cash flow projection were prepared apply to both cash generating units, but are only presented under the SST cash generating unit. We propose to amend future filings to clarify that those disclosures apply to both cash generating units.

14.  Comment : Further, please tell us in more detail why the cash flow projection for the silicon semi-conductor cash generating unit covered the period through 2020. Please refer to paragraph 134 9d) (iii) of IAS 36.

In response to the Staff’s comments we inform you that the period to 2020 was used for the silicon semiconductor cash generating unit because this period covers the entire estimated product life-cycle. We have considered the guidance in paragraph 134 9d) (iii) of IAS 36 and evaluated facts and circumstances specific to the silicon semiconductor cash generating unit and determined that a longer period is justified since it provides a more robust analysis of recoverability, compared to using a shorter period with a relatively high terminal value The terminal value used in our calculation is lower as a result of the longer projection period and we believe that our estimated projections for the periods after five years are more accurate than capturing such periods in a higher terminal value at the end of five years.

We also wish to advise the Staff that even if a five or ten year cash flow projection was used as of December 31, 2009, the recoverable amount of the cash generating unit would have been higher than its carrying amount as of that date.

Exhibit 15.1

15.  Comment: The consent refers to an audit report dated March 11, 2010. The audit report on page 68 is dated March 10, 2010. Please request your auditors to include a corrected consent in an amendment to your Form 20-F.

In response to your comment we propose to amend our 2009 Form 20-F to include a revised consent from our independent auditors with the correct date.

*             *             *

The Company believes the foregoing is responsive to the Staff’s comments and hopes that the Company has resolved these comments to the Staff’s satisfaction. The Company intends to file an amended 2008 and 2009 20-F to reflect the changes proposed in our responses to your comments 1, 2, 3, 4, 5, 6 and 15, when the Staff has completed its review. Your prompt attention to this response will be appreciated.

As requested in the comment letter, the Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Form 20-F/A for the Fiscal Year Ended December 31, 2009, the Form 20-F/A for the Fiscal Year Ended December 31, 2008 or the foregoing responses or if any additional information is needed, please call me at +49 241 8909-114.

Sincerely,
AIXTRON AG

/s/ Wolfgang Breme

Wolfgang Breme
Executive Vice President/CFO

Proposed amendments as discussed in our response to the comments of the Staff dated April 5, 2010

Amendments are shown in italic;

sections in ~~strikethrough font~~ will be deleted

Item 15, Controls and Procedures, page 63

1.               Proposed amendments to our 2009 and 2008 Form 20-F regarding the Staff’s Comment 1:

Amendments to 2009 Form 20-F

Based on such evaluation, AIXTRON’s Chief Executive Officer Paul Hyland and Chief Financial Officer Wolfgang Breme have concluded that, as of December 31, 2009, AIXTRON’s disclosure controls and procedures are effective.  ~~in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by AIXTRON in the reports that it files or submits under the Exchange Act and are effective in ensuring that information required to be disclosed by AIXTRON in the reports that it files or submits under the Exchange Act is accumulated and communicated to AIXTRON’s Management, including AIXTRON’s Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.~~

Amendments to 2008 Form 20-F

Based on such evaluation, AIXTRON’s Chief Executive Officer Paul Hyland and Chief Financial Officer Wolfgang Breme have concluded that, as of December 31, 2008, AIXTRON’s disclosure controls and procedures are effective. ~~in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by AIXTRON in the reports that it files or submits under the Exchange Act and are effective in ensuring that information required to be disclosed by AIXTRON in the reports that it files or submits under the Exchange Act is accumulated and communicated to AIXTRON’s Management, including AIXTRON’s Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.~~

2.               Proposed amendments to our 2009 and 2008 Form 20-F regarding the Staff’s Comment 2:

Amendments to 2009 Form 20-F

Based on that evaluation, Management has concluded that AIXTRON’s internal control over financial reporting was effective as of December 31, 2009. ~~at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.~~

Amendments to 2008 Form 20-F

Based on that evaluation, Management has concluded that AIXTRON’s internal control over financial reporting was effective as of December 31, 2008. ~~at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.~~

3.               Proposed amendments to our 2009 and 2008 Form 20-F regarding the Staff’s Comment 3:

Please see amendments following Comment 1.

4.               Proposed amendments to our 2009 and 2008 Form 20-F regarding the Staff’s Comment 4.

The following document will be inserted into our 2009 Form 20-F:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Supervisory Board

AIXTRON AG

Aachen, Germany

We have audited the internal control over financial reporting of AIXTRON Aktiengesellschaft and subsidiaries (the “Company”) as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report On Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Company and our report dated March 10, 2010 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft
Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft
Duesseldorf, Germany, March 10, 2010

The following document will be inserted into our 2008 Form 20-F:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Supervisory Board

AIXTRON AG

Aachen, Germany

We have audited the internal control over financial reporting of AIXTRON Aktiengesellschaft and subsidiaries (the “Company”) as of December 31,

2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report On Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Company and our report dated March 11, 2009 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft
Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft
Duesseldorf, Germany, March 11, 2009

Report of Independent Registered Public Accounting Firm, page 68

5.               Proposed amendments to our 2009 Form 20-F (Report of Independent Registered Public Accounting Firm, 3rd. paragraph) regarding the Staff’s Comment 5.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of AIXTRON Aktiengesellschaft and subsidiaries as of December 31, 2009, 2008 and 2007 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

6.               Proposed amendments to our 2009 and 2008 Form 20-F regarding the Staff’s Comment 6.

We will include the following conformed signature from the auditors as requested in the 2009 Audit Report of Independent Registered Public Accounting Firm:

/s/ Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft
Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft
Duesseldorf, Germany, March 10, 2010

We will include the following conformed signature from the auditors as requested in the 2008 Audit Report of Independent Registered Public Accounting Firm:

/s/ Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft
Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft
Duesseldorf, Germany, March 11, 2009

Exhibit 15.1

15.         Proposed amendments to our 2009 Form 20-F regarding the Staff’s Comment 15.

We will correct the date of the auditors consent to March 10, 2010:

Duesseldorf, Germany, March 10, 2010